FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
May 30, 2008

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
     N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K
TABLE OF CONTENTS

Page

Signature	3
Exhibit 99.1 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ Andrew Weiwen Chen
Name:	Andrew Weiwen Chen
Title:	Chief Financial Officer

Date: May 30, 2008

Exhibit 99.1
China Nepstar Chain Drugstore Filed Its Annual Report on Form 20-F
SHENZHEN, China, May 30, 2008 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“China Nepstar” or the “Company”), the largest drugstore chain in China based on the number of directly operated stores, today announced that it filed its annual report on Form 20-F for the year ended December 31, 2007 with the Securities and Exchange Commission on May 30, 2008. The annual report can be accessed on the Company’s investor relations website at http://ir.nepstar.cn. The Company will provide a hard copy of its audited financial statements for the year ended December 31, 2007, free of charge, to its shareholders and ADS holders upon request.
About China Nepstar
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of March 31, 2008, the Company had 2,249 stores across 73 cities, one headquarters distribution center and 11 regional distribution centers in China. China Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including over-the-counter (“OTC”) drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. China Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.
For further information, contact:
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Marketing and IR Director
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn

In the United States:
Dixon Chen
The Global Consulting Group
Investor Relations
Tel: +1-646-284-9403
Email: dchen@hfgcg.com
Ivette Almeida
The Global Consulting Group
Media Relations
Tel: +1-646-284-9455
Email: ialmeida@hfgcg.com

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